# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FibroBiologics, Inc., CIK 0001958777
CUSIP: 31573L105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 455 E. MEDICAL CENTER BLVD, Suite 300, Houston, Texas (TX), 77598
Date of event which requires filing of this statement: 01/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001569334

## Reporting persons
- Pete O'Heeron: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,948,959; shared voting power 2,500; sole dispositive power 6,948,959; shared dispositive power 2,500; aggregate amount beneficially owned 6,951,459 (18.2% of the class)
  Comment: Amount in rows 5 and 7 consists of 5,906,647 shares of common stock, vested stock options to purchase 965,104 shares of common stock and stock options to purchase 77,208 shares of common stock that will vest within 60 days of the date hereof.
  
  Amount in rows 6 and 8 consists of 2,500 shares of Series C Preferred Stock, which constitute the maximum number of Series C Preferred Stock that FibroBiologics, Inc. is authorized to issue. Each share of Series C Preferred Stock is convertible into one share of common stock and is entitled to 13,000 votes. For as long as they remain outstanding, the shares of Series C Preferred Stock are subject to an irrevocable proxy issued by Pete O'Heeron in favor and for the benefit of the Board of Directors of FibroBiologics, Inc.
  
  The total outstanding shares of common stock of the Issuer used in calculating the percent of class assumes the conversion of all of Mr. O'Heeron's Series C Preferred Stock into common stock and exercise of all of Mr. O'Heeron's stock options that have vested or will vest within 60 days of the date hereof, resulting in a total of 38,186,149 shares of common stock outstanding (which reflects the sum of (i) 37,141,337 shares of common stock outstanding as of February 11, 2025, (ii) 2,500 shares of common stock issuable upon conversion of the Series C Preferred Stock, and (iii) 1,042,312 shares of common stock issuable upon exercise of vested stock options and stock options that will vest within 60 days of the date hereof).

## Item 1. Issuer
Name of issuer: FibroBiologics, Inc.
Address of issuer's principal executive offices: 455 E. Medical Center Blvd. Suite 300 Houston TX 77598

## Item 2. Person Filing
Name of person filing: Pete O'Heeron
Address of principal business office or, if none, residence: c/o FibroBiologics, Inc., 455 E. Medical Center Blvd., Suite 300, Houston, Texas 77598
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,951,459
Percent of class: 18.2
Sole power to vote or to direct the vote: 6,948,959
Shared power to vote or to direct the vote: 2,500
Sole power to dispose or to direct the disposition: 6,948,959
Shared power to dispose or to direct the disposition: 2,500

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Pete O'Heeron: /s/ Pete O'Heeron, Pete O'Heeron (02/12/2025)